EXHIBIT 22 - SUBSIDIARIES

Subsidiaries Name	Jurisdiction of Incorporation	Percentage Ownership

Fuse Science, Inc.	Delaware	100%
FS Consumer Products Group, Inc.	Florida	100%
Ultimate Social Network, Inc.	Nevada	60%